EXHIBIT C

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:15 PM 12/28/2021
FILED 01:15 PM 12/28/2021
SR 20214235125 - File Number 6503978

[FICATE OF INCORPORATION OF MOTORSHIELD INC.

ARTICLE I

The name of the corporation is Motorshield Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 2140 S. Dupont Highway, Camden, Delaware 19934. The name of its registered agent at such address is Paracorp Incorporated. The county of the registered agent is Kent County.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is One Hundred Million (100,000,000) shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or

reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Gene Tu, Esq.
135 S. State College Blvd., Suite 200
Brea, California 92821

Executed on _12/30/2021_ .

Gene Tu, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:15 PM 12/28/2021
FILED 01:15 PM 12/28/2021
SR 20214235125 - File Number 6503978

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is California.

2.) The jurisdiction immediately prior to filing this Certificate is California.

3.) The date the Limited Liability Company first formed is 02/25/2016.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Motorshield LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Motorshield Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 30 day of December, A.D. 2021.

By: [signature]

Name: Evan Rothstein
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Title: CFO
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